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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

                         audiohighway.com

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                         20200 Stevens Creek Boulevard, Suite 100A

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City, State and Zip Code

                         Cupertino, California 95014

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The business of audiohghway.com (the "Registrant") has developed and changed significantly during 1999 and therefore, in order to fully and properly draft, review and approve the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999 additional time is needed. This needed time will prevent the Registrant from filing the Report by March 30, 2000 without unreasonable effort and expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                Grant Jasmin                (408)             861-4000
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              audiohighway.com
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date      March 30, 2000                     By     /s/ Grant Jasmin
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                                                   Grant Jasmin
                                                   Executive Vice President,
                                                   Vice President, Finance and
                                                   Chief Operating Officer


____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

EXPLANATION: The Registrant expects that it will have both higher revenues and higher expenses for the year ended December 31, 1999 compared to December 31, 1998. The Registrant received the net proceeds from its initial public offering as 1998 came to a close and received the proceeds of the redemption of its warrants in March 1999. These funds were used to expand the business, which resulted in increased expenses. In addition, the Registrant acquired its e-commerce site, www.massmusic.com, in April 1999, which also had a significant impact on the Registrant's results of operations in 1999 compared to 1998.

The Registrant expects that its Statement of Operations for the year ended December 31, 1999 will show net revenues of approximately $1,961,000, total costs and expenses of approximately $14,675,000 and a net loss of approximately $12,672,000. All of these numbers reflect substantial increases over the comparable line items for the year ended December 31, 1998. The net loss per share is expected to decline to approximately $2.37, despite the increase in the absolute dollar value of the net loss, as a result of the significant increase in the number of shares outstanding that resulted from the redemption of the public warrants, the acquisition of Mass Music and other miscellaneous issuances of common stock during 1999.